Exhibit 99.2

EXECUTION VERSION

OMNIBUS AMENDMENT AND CONSENT

OMNIBUS AMENDMENT AND CONSENT, dated as of June 5, 2018 (this “Amendment and Consent”), to and under (a) the Credit Agreement, dated as of June 30, 2017, among DHX MEDIA LTD., a Canadian corporation (the “Borrower”), the Lenders party thereto and Royal Bank of Canada, as Swingline Lender, L/C Issuer and Administrative Agent (the Credit Agreement as amended by this Amendment and Consent, the “Amended Credit Agreement”), (b) the Security Agreement, dated as of June 30, 2017, among the Borrower, certain other Loan Parties party thereto and the Administrative Agent (the “U.S. Security Agreement”), and (c) the Canadian Security Agreement, dated as of June 30, 2017, among the Borrower, certain other Loan Parties party thereto and the Administrative Agent (the “Canadian Security Agreement” and, together with the U.S. Security Agreement, the “Security Agreements”). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement.

RECITALS

A.          The Borrower and DHX SSP Holdings LLC, a Delaware limited liability company and an indirect wholly-owned Subsidiary of the Borrower (“SSP”), have entered into a Membership Interest Purchase Agreement (the “Sony MIPA”), dated as of May 3, 2018, with Sony Music Entertainment (Japan) Inc. (the “Sony Purchaser”), pursuant to which SSP will sell, and the Sony Purchaser will purchase, 490 Units of ownership interests representing a 49% membership interest in DHX PH Holdings LLC, a newly formed Delaware limited liability company (“DHX PH Holdings”) (which will constitute a 39.2% indirect interest in Peanuts Holdings after giving effect to the Peanuts Contribution (as defined below)), which in turn will hold SSP’s 80% membership interests in Peanuts Holdings LLC, a Delaware limited liability company (“Peanuts Holdings”) and its Subsidiaries, Peanuts Worldwide LLC (“Peanuts Worldwide”) and Peanuts Worldwide K.K. In connection with the Peanuts Sale (as defined below), the Borrower and SSP will consummate the following transactions (together with the Peanuts Sale, the “Peanuts Transactions”):

(1)            SSP will form DHX PH Holdings and the Borrower will designate DHX PH Holdings, Peanuts Holdings and Peanuts Worldwide as Unrestricted Subsidiaries (the “Peanuts Designation”);

(2)            SSP will contribute its 80% ownership interest in Peanuts Holdings to DHX PH Holdings pursuant to a Contribution Agreement to be entered into between SSP and DHX PH Holdings (the “Peanuts Contribution”);

(4)            SSP will sell (the “Peanuts Sale”) 490 Units of ownership interests in DHX PH Holdings to the Sony Purchaser pursuant to the Sony MIPA;

(5)            the Borrower will guarantee certain payment obligations of SSP under the Sony MIPA; and

(6)            SSP will distribute the Net Cash Proceeds of the Peanuts Sale to the Borrower which in turn will apply such Net Cash Proceeds to the prepayment of the Term Loans without regard to any reinvestment rights it may have under the Credit Agreement.

DHX Media Ltd. Omnibus Amendment and Consent

B.          Certain of the Peanuts Transactions require the consent of Required Lenders and in connection herewith, the Borrower desires to amend the Credit Agreement and the Security Agreements as set forth herein. The Borrower has requested the Lenders to approve such consent and amendments and the Administrative Agent and the Lenders executing this Amendment and Consent are willing to do so, subject to the terms and conditions herein set forth.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.            Consent. Notwithstanding anything in the Loan Documents to the contrary, so long as no Default has occurred and is continuing or would result therefrom, the Administrative Agent and the Lenders executing this Amendment and Consent hereby consent:

(a)          to each of the Peanuts Transactions and agree that (i) no further action (other than a written notice to the Administrative Agent of the effectiveness of the Peanuts Designation) shall be required to designate DHX PH Holdings, Peanuts Holdings and its Subsidiaries as Unrestricted Subsidiaries and (ii) the Peanuts Contribution shall not be deemed to have utilized any baskets in Section 7.02; and

(b)          that no interest in DHX PH Holdings or any of its Subsidiaries shall be required to be pledged under the Loan Documents.

As a condition to the granting of the consent pursuant to this Section 1, the Borrower hereby agrees to apply the Net Cash Proceeds of the Peanuts Sale promptly upon receipt thereof to the prepayment of the Term Loans in accordance with Section 2.05(b)(ii) of the Credit Agreement and, in connection therewith, the Borrower waives the right to reinvest such Net Cash Proceeds, provided that the Borrower shall not be required to apply such Net Cash Proceeds to the prepayment of the Loans to the extent such Net Cash Proceeds constitute Declined Proceeds.

2.           Amendments to Credit Agreement. Effective on the Omnibus Amendment and Consent Effective Date, the Credit Agreement is hereby amended as follows:

(a)          Section 1.1 of the Credit Agreement is hereby amended to add the following definitions in proper alphabetical order:

“Omnibus Amendment and Consent” means the Omnibus Amendment and Consent to Credit Agreement, dated as of June 5, 2018, among the Borrower, the Administrative Agent and Required Lenders.

“Omnibus Amendment and Consent Effective Date” means the date on which the Omnibus Amendment and Consent becomes effective in accordance with its terms, which date was, for the avoidance of doubt, June 5, 2018.

“SSP” means DHX SSP Holdings LLC, a Delaware limited liability company

(b)          Section 3.03 of the Credit Agreement is hereby amended by adding the following paragraph thereto:

DHX Media Ltd. Omnibus Amendment and Consent

“Notwithstanding the foregoing, if the Administrative Agent has made the determination (which determination shall be conclusive absent manifest error) that (i) the circumstances set forth in clause (a)(i) of this Section have arisen (including because the screen rate referred to in the definition of Eurodollar Base Rate (the “Screen Rate”) is not available or published on a current basis) and such circumstances are unlikely to be temporary or (ii) the circumstances set forth in clause (a)(i) of this Section have not arisen but the supervisor for the administrator of the Screen Rate or a Governmental Authority having jurisdiction over the Administrative Agent has made a public statement identifying a specific date after which the Screen Rate shall no longer be used for determining interest rates for loans, then the Administrative Agent and the Borrower shall endeavor to establish an alternative interest rate that gives due consideration to the then prevailing market convention for determining a rate of interest for syndicated loans denominated in dollars in the United States at such time, and the Administrative Agent and the Borrower shall enter into an amendment to this Agreement to reflect such alternate rate of interest and such other related changes to this Agreement as may be applicable (which amendment shall not, for the avoidance of doubt, reduce the Applicable Margin); provided that if such alternate rate of interest shall be less than zero, such rate shall be deemed to be zero for all purposes of this Agreement. Such amendment shall become effective without any further action or consent of any other party to this Agreement so long as the Administrative Agent shall not have received, within five Business Days of the date a copy of such amendment is provided to the Lenders, a written notice from the Required Lenders stating that the Required Lenders object to such amendment. Until an alternate rate of interest shall be determined in accordance with this clause (but, in the case of the circumstances described in clause (a)(ii) above, only to the extent the Screen Rate for such Interest Period is not available or published at such time on a current basis), (x) any request for the conversion of any Borrowing to, or continuation of any Borrowing as, a Borrowing of Eurodollar Rate Loans shall be ineffective, and such Borrowing (unless prepaid) shall be converted to, or continued as, a Borrowing of Base Rate Loans, and (y) if any Request for Credit Extension requests a Borrowing of Eurodollar Rate Loans, such Borrowing shall be made as a Borrowing of Base Rate Loans.”.

(c)          All references to Schedule 1.01(c) in the Credit Agreement are hereby deleted in their entirety.

(d)          Schedule 10.02 in the form annexed hereto is hereby substituted for attached Schedule 10.02 to the Credit Agreement.

3.           Amendments to Credit Agreement to become effective upon the consummation of the Peanuts Designation. Upon the consummation of the Peanuts Designation the Credit Agreement is further amended as set forth in this Section 3:

(a)          Section 1.1 of the Credit Agreement is amended to add the following definitions thereto in proper alphabetical order:

“DHX PH Holdings” means DHX PH Holdings LLC.

“DHX PH Holdings Operating Agreement” means that certain Amended and Restated Limited Liability Company Agreement of DHX PH Holdings to be executed and delivered substantially in the form of Exhibit F to the Sony MIPA.

“Sony MIPA” has the meaning set forth in the Omnibus Amendment and Consent.

DHX Media Ltd. Omnibus Amendment and Consent

(b)            the definition of “Peanuts Agreements” contained in Section 1.1 of the Credit Agreement is hereby deleted.

(c)            the first sentence of the definition of “Unrestricted Subsidiary” contained in Section 1.1 of the Credit Agreement is hereby amended by (A) substituting a comma for the word “and” immediately prior to clause (c) thereof and (B) adding “and (d) DHX PH Holdings, Peanuts Holdings and Peanuts Worldwide LLC” to the end thereof.

(d)           Peanuts Holdings and Peanuts Worldwide LLC shall be deleted from Schedules 1.01(b) and 5.12(a) to the Credit Agreement.

(e)           Section 2.05(b)(ii) of the Credit Agreement is amended by adding the following new clause (C) thereto:

“(C)         If (x) SSP Disposes of its ownership interests in DHX PH Holdings (other than any Disposition to a Loan Party), (y) DHX PH Holdings or any of its Subsidiaries Disposes of its ownership interests in Peanut Holdings (other than any Disposition to a wholly-owned direct or indirect Subsidiary of the Borrower) or (z) Peanuts Holdings or any of its Subsidiaries disposes of its ownership interests in Peanuts Worldwide (other than any Disposition to a wholly-owned direct or indirect Subsidiary of the Borrower), the Borrower shall prepay an aggregate principal amount of Term Loans in an amount equal to (1) 100% of the Net Cash Proceeds received, directly or indirectly, by SSP in the case of clause (x) above or (2) 51% (or such lesser percentage of the membership interests owned by the Borrower of any of its wholly-owned Subsidiaries at the time of the Disposition) of the Net Cash Proceeds received, directly or indirectly, by DHX PH Holdings as a result of any such Disposition described in the foregoing clauses (y) and (z); provided that, solely for purposes of the foregoing clauses (y) and (z), the references to “the Borrower or any of its Restricted Subsidiaries” contained in clause (a) of the definition of “Net Cash Proceeds” shall instead be deemed to be a reference to “DHX PH Holdings or any of its Subsidiaries”.”

(f)            Section 7.03 of the Credit Agreement is amended by amending and restating the proviso at the end of such Section in its entirety to read as follows:

“provided that, notwithstanding the foregoing, no Immaterial Foreign Subsidiary shall be permitted to incur any Indebtedness constituting debt for borrowed money for so long as such Person remains an Immaterial Foreign Subsidiary.”

(g)           Section 7.12(b) of the Credit Agreement is hereby amended by substituting the following for the language appearing prior to clause (I) thereof:

(b)          amend, modify or change any term or condition of any Junior Financing Documentation or any of its Organization Documents, in each case in any manner that is ….”

(h)           Section 8.01 of the Credit Agreement is hereby amended by (i) deleting the word “or” at the end of clause (l) thereof, (ii) substituting “; or” following for the period at the end of clause (m) thereof and (iii) adding a new clause (n) at the end thereof to read as follows:

DHX Media Ltd. Omnibus Amendment and Consent

“(n) The incurrence by DHX PH Holdings and/or any of its Subsidiaries of Indebtedness except Indebtedness in an aggregate principal amount not exceeding US $25,000,000 at any one time outstanding.”

4.            Amendments to U.S. Security Agreement. Effective upon the consummation of the Peanuts Designation, the second proviso at the end of clause (iv) of the definition of “Excluded Assets” in Section 2 of the U.S. Security Agreement is hereby amended and restated to read as follows:

“provided further that for the avoidance of doubt, the Equity Interests in and the assets of each of DHX PH Holdings and each of its Subsidiaries shall be Excluded Assets;”

5.            Amendments to Canadian Security Agreement. Effective upon the consummation of the Peanuts Designation, the second proviso at the end of clause (iv) of the definition of ”Excluded Assets” in Section 2 of the Canadian Security Agreement is hereby amended and restated to read as follows:

“provided further that for the avoidance of doubt, the Equity Interests in and the assets of each of DHX PH Holdings and each of its Subsidiaries shall be Excluded Assets;”

6.           Conditions to Effectiveness of this Amendment and Consent. This Amendment and Consent shall become effective as of the first date (the “Omnibus Amendment and Consent Effective Date”) on which the following conditions have been satisfied or waived:

(a)          Amendment. The Administrative Agent (or its counsel) shall have received from (a) the Loan Parties, (b) the Administrative Agent and (c) Required Lenders, either (x) counterparts of this Amendment and Consent signed on behalf of such parties or (y) written evidence satisfactory to the Administrative Agent (which may include facsimile or other electronic transmissions of signed signature pages) that such parties have signed counterparts of this Amendment and Consent.

(b)          Closing Certificate. The Administrative Agent shall have received a certificate of a Responsible Officer of the Borrower, dated the Omnibus Amendment and Consent Effective Date:

(i)          certifying that there have been no changes to its Organizational Documents since June 30, 2017 or, if so, setting forth same;

(ii)         attaching resolutions of its board of directors authorizing the execution, delivery and performance of this Amendment and Consent and the transactions contemplated thereby, the “Transactions”) and certifying that (A) such resolutions were duly adopted and are in full force and effect and (B) no other resolutions relating to this Amendment and Consent and the Transactions have been adopted; and

(iii)        certifying as to the incumbency of its officer or officers who may sign this Amendment and Consent, including therein a signature specimen of such officer or officers.

(c)            Administrative Agent and Arranger Fees and Expenses. The Administrative Agent shall have received (i) a consent fee, for the account of each Lender that executes and delivers a signed counterpart of this Amendment and Consent on or prior to 5:00 p.m. New York City time on the Omnibus Amendment and Consent Effective Date (each such Lender, a “Consenting Lender”) in an amount equal to [* - Fee redacted as commercially sensitive information] of each such Lender’s Loans and Commitments outstanding on the Omnibus Amendment and Consent Effective Date, (ii) all reasonable fees and expenses (including, without limitation, reasonable legal fees and expenses of Paul Hastings LLP) due and payable to the Administrative Agent, in the case of expenses, to the extent a reasonably detailed invoice has been delivered to the Borrower at least two Business Days prior to the Omnibus Amendment and Consent Effective Date and (iii) payment of any other fees agreed in writing by the Borrower and any Arranger in connection herewith.

DHX Media Ltd. Omnibus Amendment and Consent

7.            Unwinding of Amendment and Consent. In the event that the Peanuts Sale is not consummated on or before the End Date (as defined in the Sony MIPA) (or such later date as may be agreed to by the Administrative Agent) or in the event that the Sony MIPA is terminated prior to the consummation of the Peanuts Sale (the latest of such dates, the “Sony Termination Date”), except for the provisions of this Amendment and Consent set forth below, this Amendment and Consent shall cease to be in effect and DHX PH Holdings, Peanuts Holdings and Peanuts Worldwide shall automatically be deemed to be designated as Restricted Subsidiaries (and in connection with such designation, the Borrower shall not be required to comply with the conditions applicable to a Subsidiary Redesignation), and within 60 days after the Sony Termination Date, DHX PH Holdings shall either be dissolved or shall become a Guarantor and shall grant a security interest in substantially all of its assets pursuant to the U.S. Security Agreement. Notwithstanding the forgoing, upon the satisfaction of the conditions to the effectiveness of this Amendment and Consent, (a) the provisions of Sections 2 hereof shall remain in effect even if the Peanuts Transactions are not consummated, (b) Sections 4 and 5 hereof shall remain in effect even if the Peanuts Transactions are not consummated in the event that DHX PH Holdings is not dissolved as provided in this Section 7 and (c) the consummation of any of the Peanuts Transactions in reliance on this Consent and Amendment shall not result in an Event of Default.

8.           Representations and Warranties.

(a)          The Borrower represents and warrants to each of the Lenders and the Administrative Agent that, as of the Omnibus Amendment and Consent Effective Date, this Amendment and Consent and the Amended Credit Agreement constitute, the Borrower’s legal, valid and binding obligation, enforceable against the Borrower in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b)          After giving effect to this Amendment and Consent, each of the representations and warranties of each Loan Party set forth in the Loan Documents to which it is a party shall be true and correct in all material respects, in each case on and as of such date as if made on and as of such date, provided that to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided further that any representation and warranty that is qualified as to “materiality”, “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates.

(c)          After giving effect to this Amendment and Consent and the transactions contemplated hereby, no Default or Event of Default has occurred and is continuing on the Omnibus Amendment and Consent Effective Date.

9.            Consent and Reaffirmation. Each Loan Party hereby (a) consents to this Agreement and Consent and the transactions contemplated hereby, (b) agrees that, notwithstanding the effectiveness of this Amendment and Consent, the Guaranty and Security Documents to which it is a party continue to be in full force and effect, (c) affirms and confirms its guaranty (in the case of a Guarantor) of the Obligations and the pledge and/or grant of a security interest in its assets as Collateral pursuant to the Security Documents to secure the Obligations, all as provided in the Loan Documents, and (d) acknowledges and agrees that such guaranty, pledge and/or grant continues in full force and effect in respect of, and to secure, the Obligations under the Credit Agreement and the other Loan Documents. Without limiting the foregoing, nothing herein contained shall be construed as a novation of any of the Loan Documents or a substitution or novation of the Obligations or instruments guaranteeing or securing the same, which Loan Documents, Obligations and instruments shall remain and continue in full force and effect.

DHX Media Ltd. Omnibus Amendment and Consent

10.          Effect of Amendment.

(a)          Except as expressly set forth herein, this Amendment and Consent shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of, the Lenders or the Administrative Agent under the Amended Credit Agreement or any other Loan Document, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Amended Credit Agreement or any other Loan Document, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

(b)          On and after the Omnibus Amendment and Consent Effective Date, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import, and each reference to the Credit Agreement, “thereunder”, “thereof”, “therein” or words of like import in any other Loan Document, shall be deemed a reference to the Amended Credit Agreement, as amended hereby.

11.          Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. Delivery of any executed counterpart of a signature page of this Amendment by facsimile transmission or other electronic imaging means shall be effective as delivery of a manually executed counterpart hereof.

12.          Headings. The headings of this Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

13.          Governing Law; Jurisdiction; Etc.

(a)          GOVERNING LAW. THIS AMENDMENT AND CONSENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(b)          SUBMISSION TO JURISDICTION. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS FOR ITSELF AND ITS PROPERTY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AMENDMENT AND CONSENT TO THE EXCLUSIVE GENERAL JURISDICTION OF THE SUPREME COURT OF THE STATE OF NEW YORK FOR THE COUNTY OF NEW YORK (THE “NEW YORK SUPREME COURT”), AND THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK (THE “FEDERAL DISTRICT COURT”, AND TOGETHER WITH THE NEW YORK SUPREME COURT, THE “NEW YORK COURTS”) AND APPELLATE COURTS FROM EITHER OF THEM; PROVIDED THAT NOTHING IN THIS AMENDMENT AND CONSENT SHALL BE DEEMED OR OPERATE TO PRECLUDE (I) ANY AGENT FROM BRINGING SUIT OR TAKING OTHER LEGAL ACTION IN ANY OTHER JURISDICTION TO REALIZE ON THE COLLATERAL OR ANY OTHER SECURITY FOR THE OBLIGATIONS (IN WHICH CASE ANY PARTY SHALL BE ENTITLED TO ASSERT ANY CLAIM OR DEFENSE, INCLUDING ANY CLAIM OR DEFENSE THAT THIS SECTION 13(B) WOULD OTHERWISE REQUIRE TO BE ASSERTED IN A LEGAL ACTION OR PROCEEDING IN A NEW YORK COURT), OR TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOR OF THE ADMINISTRATIVE AGENT OR ANY OTHER AGENT, (II) ANY PARTY FROM BRINGING ANY LEGAL ACTION OR PROCEEDING IN ANY JURISDICTION FOR THE RECOGNITION AND ENFORCEMENT OF ANY JUDGMENT, (III) IF ALL SUCH NEW YORK COURTS DECLINE JURISDICTION OVER ANY PERSON, OR DECLINE (OR, IN THE CASE OF THE FEDERAL DISTRICT COURT, LACK) JURISDICTION OVER ANY SUBJECT MATTER OF SUCH ACTION OR PROCEEDING, A LEGAL ACTION OR PROCEEDING MAY BE BROUGHT WITH RESPECT THERETO IN ANOTHER COURT HAVING JURISDICTION AND (IV) IN THE EVENT A LEGAL ACTION OR PROCEEDING IS BROUGHT AGAINST ANY PARTY HERETO OR INVOLVING ANY OF ITS ASSETS OR PROPERTY IN ANOTHER COURT (WITHOUT ANY COLLUSIVE ASSISTANCE BY SUCH PARTY OR ANY OF ITS SUBSIDIARIES OR AFFILIATES), SUCH PARTY FROM ASSERTING A CLAIM OR DEFENSE (INCLUDING ANY CLAIM OR DEFENSE THAT THIS SECTION 11(b) WOULD OTHERWISE REQUIRE TO BE ASSERTED IN A LEGAL ACTION OR PROCEEDING IN A NEW YORK COURT) IN ANY SUCH ACTION OR PROCEEDING.

DHX Media Ltd. Omnibus Amendment and Consent

(c)          WAIVER OF VENUE. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AMENDMENT AND CONSENT IN ANY COURT REFERRED TO IN SECTION 13(B). EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(d)          SERVICE OF PROCESS. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.02 OF THE CREDIT AGREEMENT. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

14.         WAIVER OF RIGHT TO TRIAL BY JURY. EACH PARTY TO THIS AMENDMENT AND CONSENT HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER THIS AMENDMENT AND CONSENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO THIS AMENDMENT AND CONSENT, OR THE TRANSACTIONS RELATED THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER FOUNDED IN CONTRACT OR TORT OR OTHERWISE; AND EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 14 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE SIGNATORIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

[Signature Pages Follow]

DHX Media Ltd. Omnibus Amendment and Consent

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their officers as of the date first above written.

DHX MEDIA LTD.

By:	signed “Mark Gosine”
Name:	Mark Gosine
Title:	EVP, Legal Affairs, Corporate Secretary and General Counsel

DHX Media Ltd. Omnibus Amendment and Consent

CONSENTED TO:

DHX MEDIA (VANCOUVER) LTD.
DHX MEDIA (HALIFAX) LTD.
AIR SEA PRODUCTIONS INC.
HALIFAX FILM DISTRIBUTION LTD.
COOKIE JAR MUSIC INC.
COOKIE JAR DEVELOPMENT INC.
DHX EPITOME STUDIO LTD.
PWT DISTRIBUTION INC.
EPITOME PICTURES INC.
DHX TELEVISION LTD.
DHX MEDIA (TORONTO) LTD.
DHX MEDIA (TORONTO PROD) LTD.
DHX MEDIA INTERACTIVE (TORONTO) LTD.
CODE2 PRODUCTIONS INC.
2213312 ONTARIO LIMITED
DHX LIVE TOURS INC.
NERD CORPS ENTERTAINMENT INC.
NERD CORPS INTERACTIVE INC.
NERD CORPS INTERNATIONAL DISTRIBUTION INC.
3305409 NOVA SCOTIA LIMITED
3298112 NOVA SCOTIA LIMITED
3313301 NOVA SCOTIA LIMITED
DHX MEDIA (CANADA PROD) LTD.,
each as a Guarantor

By:	signed “Mark Gosine”
Name:	Mark Gosine
Title:	Secretary

DHX Media Ltd. Omnibus Amendment and Consent

DHX USA INC. (formerly, COOKIE JAR ENTERTAINMENT (USA) INC.)
COOKIE JAR MUSIC (USA) LLC
DHX SSP HOLDINGS LLC
SHORTCAKE IP HOLDINGS LLC
DHX ENTERTAINMENT (USA) INC. (formerly, The Cookie Jar (Delaware), Inc.)
WILD BRAIN ENTERTAINMENT, INC.
DHX MEDIA HOLDINGS (II), LLC,
each as a Guarantor

By:	signed “Mark Gosine”
Name:	Mark Gosine
Title:	Secretary

COOKIE JAR ENTERTAINMENT HOLDINGS UK LTD, as a Guarantor

By:	signed “Mark Gosine”
Name:	Mark Gosine
Title:	Director

COOKIE JAR ENTERTAINMENT UK LTD, as a Guarantor

By:	signed “Mark Gosine”
Name:	Mark Gosine
Title:	Director

COPYRIGHT PROMOTIONS GROUP LIMITED, as a Guarantor

By:	signed “Mark Gosine”
Name:	Mark Gosine
Title:	Director

DHX Media Ltd. Omnibus Amendment and Consent

THE COPYRIGHT PROMOTIONS LICENSING GROUP LIMITED, as a Guarantor

By:	signed “Mark Gosine”
Name:	Mark Gosine
Title:	Director

COOKIE JAR DISTRIBUTION LIMITED, as a Guarantor

By:	signed “Mark Gosine”
Name:	Mark Gosine
Title:	Director

DHX MEDIA DISTRIBUTION LIMITED, as a Guarantor

By:	signed “Mark Gosine”
Name:	Mark Gosine
Title:	Director

DHX MEDIA (UK) LIMITED, as a Guarantor

By:	signed “Mark Gosine”
Name:	Mark Gosine
Title:	Director

DHX UK HOLDINGS LIMITED, as a Guarantor

By:	signed “Mark Gosine”
Name:	Mark Gosine
Title:	Director

DHX WORLDWIDE HOLDINGS LIMITED, as a Guarantor

By:	signed “Mark Gosine”
Name:	Mark Gosine
Title:	Director

DHX Media Ltd. Omnibus Amendment and Consent

DHX WORLDWIDE LIMITED, as a Guarantor

By:	signed “Mark Gosine”
Name:	Mark Gosine
Title:	Director

WILD BRAIN INTERNATIONAL LIMITED, as a Guarantor

By:	signed “Mark Gosine”
Name:	Mark Gosine
Title:	Director

WILD BRAIN FAMILY INTERNATIONAL LIMITED, as a Guarantor

By:	signed “Mark Gosine”
Name:	Mark Gosine
Title:	Director

Copyright Promotions Licensing Group GmbH, as a Guarantor

By:	signed “Mark Gosine”
Name:	Mark Gosine
Title:	Director

COPYRIGHT PROMOTIONS EUROPE B.V., as a Guarantor

By:	signed “Mark Gosine”
Name:	Mark Gosine
Title:	Director

DHX Media Ltd. Omnibus Amendment and Consent

ROYAL BANK OF CANADA, as Administrative Agent

By:	signed “Susan Khokher”
Name:	Susan Khokher
Title:	Manager, Agency

DHX Media Ltd. Omnibus Amendment and Consent

LENDER PAGES ON FILE WITH AGENT

DHX Media Ltd. Omnibus Amendment and Consent